08027755

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 29 2008

Washington, DC 112

SEC FILE NUMBER
8- 38583

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 AND ENDING 12/31/07
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Warren D. Nadel & Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7 WALNUT ROAD
(No. and Street)

GLEN COVE | NEW YORK | 11542
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MARKS PANETH & SHRON LLP
(Name – *if individual, state last, first, middle name*)

100 JERICHO QUADRANGLE #236 | JERICHO | NEW YORK | 11753
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Warren D. Nadel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Warren D. Nadel & Company, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of New York
County of Nassau ss:
Sworn to 20 Feb, 2008.

Signature

President

Title

Notary Public

Robert N. Tabor
Notary Public, State Of New York
No. 01TA4738380
Qualified In Nassau County
Commission Expires March 30, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WARREN D. NADEL & COMPANY

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

WARREN D. NADEL & COMPANY
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

CONTENTS

Marks Paneth & Shron LLP
Certified Public Accountants and Consultants

INDEPENDENT AUDITORS' REPORT

To the Stockholders
Warren D. Nadel & Company
Glen Cove, New York

We have audited the accompanying statement of financial condition of Warren D. Nadel & Company (the "Company") as of December 31, 2007, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Marks Paneth & Shron LLP

Jericho, New York
February 23, 2008

622 Third Avenue
New York, NY 10017-6701
Telephone 212 503 8800
Facsimile 212 370 3759

88 Froehlich Farm Boulevard
Woodbury, NY 11797-2921
Telephone 516 992 5900
Facsimile 516 992 5800

100 Jericho Quadrangle
Jericho, NY 11753-2710
Telephone 516 942 5300
Facsimile 516 932 6050

660 White Plains Road
Tarrytown, NY 10591-5173
Telephone 914 524 9000
Facsimile 914 524 9185

Website www.markspaneth.com

WARREN D. NADEL & COMPANY
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS	
Cash and cash equivalents	$173,192
Due from clearing brokers (Note 1)	245,011
Deposit with clearing broker	25,000
Securities owned:	
Marketable, at market value	346,430
Prepaid pension costs	81,081
Secured demand note receivable, collateralized (Note 2)	85,000
Other assets	23,744
Total assets	$979,458
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities	
Accounts payable and accrued liabilities	$264,618
Liabilities subordinated borrowings (Note 2)	85,000
Commitments and contingencies (Notes 3, 4, 5 and 6)	
Stockholders' Equity (Notes 4 and 6)	
Common stock, $.01 par value - 100,000 shares authorized, 54,441 shares issued and outstanding	544
Additional paid-in capital	49,885
Retained earnings	677,512
Accumulated other comprehensive loss	(98,101)
Total stockholders' equity	629,840
Total liabilities and stockholders' equity	$979,458

See accompanying summary of business and significant accounting policies and notes to statement of financial condition.

Business

Warren D. Nadel & Company (the Company) is a registered broker-dealer with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company is also registered as an introducing broker with the Commodity Futures Trading Commission.

The Company claims exemption from the requirements of Rule 15c3-3 under Section (k)(2)(ii) of the Rule.

Cash and Cash Equivalents

The Company considers as cash and cash equivalents highly liquid debt instruments with original maturities of three months or less and money market funds.

Income Taxes

The Company is an S corporation for both Federal and New York State ("NYS") income tax purposes and, as such, income or loss flows through to the stockholders' individual income tax returns. As a result, the Company is not liable for Federal and NYS income taxes.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Owned

The Company has an investment in 7,000 shares of common stock of the NASDAQ Stock Market, Inc. The investment has been valued at the quoted market price of the shares at December 31, 2007.

Recent Accounting Developments

In 2007, the Company adopted SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of FASB Statements

No. 87, 88, 106 and 132R", (SFAS 158). SFAS 158 requires an employer to recognize the funded status of its defined pension and post retirement benefit plans as a net asset or liability in its Statement of Financial Position with an offsetting amount in Accumulated Other Comprehensive Income (AOCI). Following the adoption of SFAS 158, additional minimum pension liabilities and related intangible assets are no longer recognized. The adoption of SFAS 158 had the following impacts: A reduction of $98,101 in existing prepaid pension benefits, and a charge of $98,101 to AOCI. Additionally, SFAS 158 requires an employer to measure the funded status of its defined pension and postretirement benefit plans as of the date of its year-end Statement of Financial Position. This provision becomes effective for the Company for its December 31, 2008 year-end. The funded status of the Company's pension plan is currently measured as of December 31 of each year.

In September 2006, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 157, *Fair Value Measurements*. SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements SFAS No. 157 is effective for fiscal year beginning after November 15, 2007. The Company is currently evaluating the financial statement impact of adopting SFAS No. 157.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities*. This Statement provides a "Fair Value Option" under which a company may irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities. This Fair Value Option will be available on a contract-by-contract basis with changes in fair value recognized in earnings as those changes occur. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the financial statement impact of adopting SFAS No. 159.

NOTE 1 - DUE FROM CLEARING BROKERS

The Company has clearing agreements with two brokerage firms to carry its accounts. The clearing brokers have custody of some of the Company's securities and, from time to time, cash balances which may be due from these brokers.

These securities and/or cash positions serve as collateral for any amounts due to the clearing brokers and as collateral for potential defaults of the Company's customers which are carried on the books and records of the clearing brokers.

The Company is subject to credit risk if the clearing brokers are unable to repay balances due or deliver securities in their custody. It is the Company's policy to review, as necessary, the credit standing of the two brokerage firms.

NOTE 2 - SUBORDINATED TO BORROWINGS

Borrowings under a subordinated loan from a related party were $85,000 at December 31, 2007. These borrowings are noninterest bearing and mature on January 31, 2010. The subordinated loan is covered by an agreement approved by the Financial Regulatory Authority ("FINRA") and the National Futures Association and is thus available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule and Commodity Futures Trading Commission's minimum financial requirements. To the extent that such a loan is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid. In conjunction with this borrowing, the Company was issued an $85,000 secured demand note collateralized by securities with a market value of $228,125.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company occupies premises under a lease agreement with an entity controlled by the Company's president and majority stockholder through December 31, 2018.

The future minimum lease payments required under the lease are approximately:

Year ended December 31,	
2008	$ 110,700
2009	110,700
2010	110,700
2011	110,700
Thereafter	774,900
	$1,217,700

A related entity which is registered with the SEC as an investment advisor acts as an investment manager on a discretionary basis and trades primarily in equity securities and options for a select group of customer accounts whose accounts are carried on the books of another broker-dealer on a full disclosure basis. This group of accounts are customers of the Company. The Company received commissions from the investment advisor for 2007 in the amount of $705,872, and operating expense reimbursements of $214,962.

NOTE 4 - REGULATORY NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. The Company is also subject to the Commodity Futures Trading Commission's minimum financial requirements (Regulation 1.17), which requires that the Company maintain minimum regulatory net capital, as defined, of 6-2/3% of aggregate indebtedness, as defined, or $45,000, whichever is greater. At December 31, 2007, the Company had regulatory net capital and regulatory net capital requirements of $513,524 and $45,000, respectively. The Company's net capital ratio was .52 to 1.

NOTE 5 - OFF-BALANCE SHEET RISK

In the normal course of business, the Company executes, as agent, transactions on behalf of customers through its clearing brokers. The Company regularly reviews all client accounts to ensure that there are sufficient funds to meet all transaction obligations. If the agency transactions do not settle because of failure to perform by the customer, the Company may be obligated to discharge the obligation of the customer, and, as a result, may incur a loss if the market value of the security fluctuates to the detriment of the Company.

The Company does not anticipate nonperformance by customers. The Company's policy is to monitor its market exposure and risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each customer with which it conducts business.

NOTE 6 - DEFINED BENEFIT PENSION PLAN

The Company sponsors a defined benefit pension plan covering employees with at least two years of service, but excluding all highly compensated employees other than owner/employees and their spouses.

The following sets forth certain information requiring disclosure under FASB 158:

Incremental Effect of Applying FASB 158 on Individual Line Items in the Statement of Financial Condition as of December 31, 2007 and for the year ended December 31, 2007:

		Before Application of FASB 158		Adjustments		After Application of FASB 158
Prepaid pension benefits	$	179,182	$	(98,101)	$	81,081
Total assets	$	1,077,559	$	(98,101)	$	979,458
Accumulated other comprehensive loss	$	0	$	98,101	$	(98,101)
Total stockholders' equity	$	727,941	$	98,101	$	629,840

Other information as of December 31, 2007:

Benefit obligation	$	1,001,064
Fair value of plan assets	$	1,082,145
Funded status of the plan	$	81,081
Employer contributions paid in 2007	$	431,208
Accumulated benefit obligation	$	967,383
Benefits paid		None

Estimated benefits expected to be paid in each of the next five fiscal years:

2008	$	0
2009	$	0
2010	$	0
2011	$	0
2012	$	3,003,603

Contributions expected to be paid to the plan during the next fiscal year beginning after December 31, 2007	$	404,015

Assumed discount rate	6%
Rates of compensation increase	3%
Expected long-term rate of return on plan assets	6%

Measurement date used to determine pension benefit measurements	December 31, 2007

Amounts in AOCI expected to be recognized in net periodic benefit cost over the year ending December 31, 2008:	None

Percentage of the fair value of total plan assets for each major category of plan assets:

	%
Cash	0.04
Common stocks	10.70
Fixed income	89.26
	100.00

Investment policy:

The Plan's investment policy is to invest primarily in securities that will preserve capital and provide an orderly and predictable rate of return over the Plan's time horizons. This strategy is designed to enable the Plan to accumulate funds that will be adequate to secure expected retirement benefits for current participants, while limiting the potential for larger year-to-year fluctuations in the amounts contributed.

Long-term rate of return-on-assets assumption:

This assumption is 6% per annum. The rate was selected since it is an appropriate estimate of the annual rate of return that has historically been achieved by a conservative funding program invested primarily in fixed income investments.

NOTE 7 - PROFIT SHARING PLAN

The Company has a profit sharing plan covering all eligible employees. Company contributions vest equally at a rate of 20% a year, starting in the second year of service.

NOTE 8 - SUBSEQUENT EVENT

On January 25, 2008, the Company made a distribution to shareholders of $81,660, or $1.50 per share.

END